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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ITC^DeltaCom, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45031T 10 4

(CUSIP Number)

July 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 45031T 10 4			Page 2 of 14

1.	Name of Reporting Person: Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 7,893,724 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 7,893,724 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,893,724 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.3%(2)

12.	Type of Reporting Person: IA, OO

(1) Tennenbaum Capital Partners, LLC serves as investment advisor to two funds that are the registered holders of warrants to purchase 5,920,293 shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc. held by the reporting persons, initially convertible into the number of shares of Common Stock reported above.

(2) Based on 56,109,205 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 20, 2005, as reported by ITC^Deltacom, Inc. in Exhibit 10.2 (Securities Purchase Agreement) to its Form 8-K for event dated July 26, 2005, filed by ITC^Deltacom, Inc. on August 1, 2005, and as computed in accordance with Rule 13d-3(d)(1).

13G
CUSIP No. 45031T 10 4			Page 3 of 14

1.	Name of Reporting Person: SVAR/MM, LLC (IRS ID #45-0479189)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 5,262,483 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 5,262,483 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,262,483 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%(3)

12.	Type of Reporting Person: OO

(1) Based on Warrants to purchase 3,946,862 shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into 5,262,483 shares of Common Stock of ITC^Deltacom, Inc.

(2) SVAR/MM, LLC disclaims beneficial ownership of the equity securities of ITC^Deltacom, Inc. beneficially owned by SVIM/MSM II, LLC.

(3) Based on 56,109,205 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 20, 2005, as reported by ITC^Deltacom, Inc. in Exhibit 10.2 (Securities Purchase Agreement) to its Form 8-K for event dated July 26, 2005, filed by ITC^Deltacom, Inc. on August 1, 2005, and as computed in accordance with Rule 13d-3(d)(1).

13G
CUSIP No. 45031T 10 4			Page 4 of 14

1.	Name of Reporting Person: SVIM/MSM II, LLC (IRS ID # 52-2263031)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 2,631,241 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 2,631,241 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,631,241 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.5%(3)

12.	Type of Reporting Person: OO

(1) Based on Warrants to purchase 1,973,431 shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into 2,631,241 shares of Common Stock of ITC^Deltacom, Inc.

(2) SVIM/MSM II, LLC disclaims beneficial ownership of the equity securities of ITC^Deltacom, Inc. beneficially owned by SVAR/MM, LLC.

(3) Based on 56,109,205 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 20, 2005, as reported by ITC^Deltacom, Inc. in Exhibit 10.2 (Securities Purchase Agreement) to its Form 8-K for event dated July 26, 2005, filed by ITC^Deltacom, Inc. on August 1, 2005, and as computed in accordance with Rule 13d-3(d)(1).

13G
CUSIP No. 45031T 10 4			Page 5 of 14

1.	Name of Reporting Person: Tennenbaum #& Co., LLC (IRS ID # 95-4587347)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 7,893,724 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 7,893,724 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,893,724 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.3%(2)

12.	Type of Reporting Person: OO

(1) Based on warrants to purchase 5,920,293 shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc. held by the reporting persons, initially convertible into the number of shares of Common Stock reported above.

(2) Based on 56,109,205 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 20, 2005, as reported by ITC^Deltacom, Inc. in Exhibit 10.2 (Securities Purchase Agreement) to its Form 8-K for event dated July 26, 2005, filed by ITC^Deltacom, Inc. on August 1, 2005, and as computed in accordance with Rule 13d-3(d)(1).

13G
CUSIP No. 45031T 10 4			Page 6 of 14

1.	Name of Reporting Person: Michael E. Tennenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 7,893,724 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 7,893,724 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,893,724 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.3%(2)

12.	Type of Reporting Person: IN

(1) Based on warrants to purchase 5,920,293 shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc. held by the reporting persons, initially convertible into the number of shares of Common Stock reported above.

(2) Based on 56,109,205 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 20, 2005, as reported by ITC^Deltacom, Inc. in Exhibit 10.2 (Securities Purchase Agreement) to its Form 8-K for event dated July 26, 2005, filed by ITC^Deltacom, Inc. on August 1, 2005, and as computed in accordance with Rule 13d-3(d)(1).

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3.
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURES
EXHIBIT INDEX

Item 1(a).	Name of Issuer: ITC^DeltaCom, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1791 O.G. Skinner Drive West Point, GA 31833

Item 2(a).	Name of Persons Filing:
                       This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM II, SVAR/MM, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office:

c/o Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:
                        TCP is a Delaware limited liability company. SVIM/MSM II is a Delaware limited liability company. SVAR/MM is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:
                       Common Stock, par value $0.01 per share (“Common Stock”), of ITC^DeltaCom, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 45031T 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
(I)	TCP, Tennenbaum LLC and Mr. Tennenbaum:
(a)	Amount Beneficially Owned: 7,893,724 shares of Common Stock of ITC^DeltaCom, Inc., based on Warrants to purchase 5,920,293 shares of Series C Convertible Preferred Stock of ITC^DeltaCom, Inc.

(b)	Percent of Class: 12.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,893,724 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,893,724 shares
(II)	SVIM/MSM II:
(a)	Amount Beneficially Owned: 2,631,241 shares of Common Stock of ITC^DeltaCom, Inc., based on Warrants to purchase 1,973,431 shares of Series C Convertible Preferred Stock of ITC^DeltaCom, Inc.

(b)	Percent of Class: 4.5%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,631,241 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,631,241 shares
(III)	SVAR/MM:
(a)	Amount Beneficially Owned: 5,262,483 shares of Common Stock of ITC^DeltaCom, Inc., based on Warrants to purchase 3,946,862 shares of Series C Convertible Preferred Stock of ITC^DeltaCom, Inc.

(b)	Percent of Class: 8.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,262,483 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,262,483 shares
All warrants to purchase shares of Series C Convertible Preferred Stock of ITC^DeltaCom, Inc. held by any of the Reporting Persons become exercisable on the earlier of June 30, 2007, the happening of a change of control of ITC^DeltaCom, Inc., or the happening of certain other liquidity events for ITC^DeltaCom, Inc.’s controlling shareholder.

Item 5.	Ownership of Five Percent or Less of a Class:
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
                   Special Value Bond Fund II, LLC, a Delaware limited liability company, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,631,241 shares of Common Stock, representing 4.5% of the Common Stock of the Company. Special Value Absolute Return Fund, LLC, a Delaware limited liability company, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,262,483 shares of Common Stock, representing 8.6% of the Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                   Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
                   Not Applicable.

Item 9.	Notice of Dissolution of Group:
                   Not Applicable.

Item 10.	Certification:
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

/s/ David A. Hollander

Name:	David A. Hollander, acting under
Power of Attorney for Michael E.
Tennenbaum
Its:	Managing Member
Date:	August 1, 2005

MICHAEL E. TENNENBAUM

/s/ David A. Hollander

Name: David A. Hollander, acting under Power
of Attorney for Michael E. Tennenbaum
Date: August 1, 2005

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated August 1, 2005.

EXHIBIT 1
JOINT FILING AGREEMENT
                          In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of ITC^DeltaCom, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filings.
                          The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.
                          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
[Signature Page Follows]

     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 1st day of August, 2005.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

By: /s/ David A. Hollander

Name: David A. Hollander, acting under Power of
Attorney for Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM

By: /s/ David A. Hollander

Name: David A. Hollander, acting under Power of
Attorney for Michael E. Tennenbaum